Exhibit 4.14

Ogilvy & Mather Executive Savings Plan

This is the Ogilvy & Mather Executive Savings Plan (the “Executive Savings Plan”). The Executive Savings Plan is designed to recognize your individual contribution to Ogilvy & Mather’s overall team effort by giving you an opportunity to defer receipt of a portion of your income, thereby deferring taxes and by giving you a 50% matching contribution on your deferral. The Executive Savings Plan helps you to supplement your retirement benefits.

You should read this carefully and refer here first when you have any questions about the Executive Savings Plan (there is a glossary of terms on the last page). If you have any questions or if you need further information, you may contact the Director of Benefits, at Ogilvy & Mather, 309 West 49th Street, New York, NY 10019, 212-237-6560.

Amended and restated effective as of January 1, 2008.

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How Does the Plan Work?

The Executive Savings Plan is a “nonqualified plan,” which is a promise by an employer to participants to pay income, at some future date, for services performed currently. By deferring income into the Executive Savings Plan, amounts are sheltered from immediate income taxes (but not FICA taxes) until you receive a distribution from the Executive Savings Plan, which will be on a Termination of Employment (as defined below in “When Will I Be Entitled To Receive My Benefit?”). All future deferred income payments are subject to income tax withholding.

It is important to note that once you choose to participate in this Executive Savings Plan, you cannot stop deferrals during the calendar year; however, you do have the option not to participate the following year.

When Am I Eligible to Participate?

Participation in the Executive Savings Plan is limited to key employees and is by personal invitation only. Membership is highly selective to ensure a meaningful financial opportunity for all participants. You are invited to participate during the Annual Plan Offering, which is held in November or December of each year for the following year, or when you are first hired or may be invited to participate on the 1st of any month (you must elect to participate within 30 days of your invitation to participate). Notwithstanding the foregoing, unless otherwise permitted under Section 409A (as defined below), you shall not be eligible for the special rule applicable to employees who are first invited to participate if you were previously eligible to participate in the Executive Savings Plan or any other deferred compensation plan which is aggregated with the Executive Savings Plan for purposes of Section 409A. Participation is totally voluntary.

One of the requirements of this kind of plan is that you must elect to defer income before you receive it–therefore, should you not elect to participate in the Executive Savings Plan during the designated entry periods as described above, you will have to wait until the next Annual Plan Offering. Please note that invitations are given each year–participation for one year does not guarantee an invitation to participate the following year. In addition, you must elect to defer income in order to be credited with the Company match.

Invitation to this Executive Savings Plan is with the approval of the Chief Financial Officer, O&M NA or the Chief Financial Officer, O&M Worldwide.

How Much Can I Defer?

You can defer up to 10% of your annual base salary. Under the Executive Savings Plan, your deferrals earn interest at the prime rate determined as of the first of each month (compounded monthly). The earnings also accumulate tax-deferred. If you do not participate in any year, your account balance will continue to be credited with interest until it is distributed to you.

What Is the Company Match?

The Ogilvy Group, Inc. (the “Company”) (or one of its affiliates) will automatically match 50% of your deferrals each year. The match is credited to you monthly.

Please note that if you choose not to defer into the Executive Savings Plan, you will not be credited with any Company match–the match is contingent upon your participation in the Executive Savings Plan.

What Is Pension Make-Up?

Because of IRS rules and regulations, income that you defer into the Executive Savings Plan is not considered eligible compensation for the purpose of calculating the Company’s contribution on your behalf to the Account Balance Plan or your contributions to the 401(k) Plan. In order to keep you from being penalized by these rules and regulations, the Company will credit your account with 10% of the amount you are deferring to the Executive Savings Plan. So, if you are deferring $1,000 per month, the Company will credit you with 10% of the deferral ($100) as a “pension make-up.”

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You will be credited with this pension make-up when you begin deferring into the Executive Savings Plan, regardless of whether or not you are eligible to participate in the Account Balance Plan at that time.

Your other group benefits (such as life insurance and long term disability) are not affected by your decision to defer income.

How Are Plan Deferrals Recorded?

The Executive Savings Plan is intended to be an unfunded, unsecured plan maintained by the Company primarily for the purpose of providing deferred compensation for a select group of management or highly compensated employees pursuant to ERISA Sections 201(2), 301(a)(3) and 401(a)(1). When you defer income, an entry is made in a ledger showing that you were owed income by the Company and that you chose to defer receipt until a later date. The interest and Company credits are recorded in the same ledger.

Benefits under the Executive Savings Plan are paid out of the Company’s general assets and are therefore not protected from claims by the Company’s creditors. There is no trust and nothing contained in this Executive Savings Plan or any action taken with respect to the provisions herein is intended to create a trust of any kind. You are relying on the Company’s promise to pay the Executive Savings Plan’s benefits in the future. Should the Company become insolvent or bankrupt, you will have no greater rights to your Executive Savings Plan benefits than a general unsecured creditor.

You may purchase a surety bond from a surety company or a letter of credit from a bank to secure your deferred compensation payments should the Company default on those payments. A surety bond is a type of performance bond issued by a surety insurance company. You would pay the premium to the surety insurance company for the bond coverage. The Company cannot be involved, either directly or indirectly, in the purchase of the surety bond or letter of credit as this will be viewed by the IRS as creating a funded nonqualified plan that will be currently taxable to you. If you wish to purchase a surety bond or letter of credit, we strongly advise that you consult the services of a tax professional.

You will receive quarterly statements showing your deferrals, the Company match, pension make-up, and interest so you can monitor the growth of your benefit.

When Will I Be Entitled to Receive My Benefit?

You will receive a distribution of your Executive Savings Plan benefits when you are no longer employed by the Company or one of its affiliates and such event constitutes a “separation from service” within the meaning of Section 409A (such event, a “Termination of Employment”). Interest (as described in “How Much Can I Defer?”) will continue to accrue for periods prior to your Termination of Employment.

The distributed benefits are included in your gross income in the year in which they are received by you and are subject to income taxes. Since FICA taxes were paid at the time of deferral, no FICA taxes will be withheld at the time of distribution.

How Will My Benefit Be Paid?

No withdrawals are permitted from the Executive Savings Plan while you are still an active Company (or an affiliate) employee and no loans are permitted at any time. If you experience a Termination of Employment, your benefit will be paid to you in a lump sum on the semi-monthly payroll date closest to the sixtieth day following your termination date (subject to income tax withholding). However, if you are a “specified employee” for purposes of Section 409A (as defined below), such lump sum payment will be made on the semi-monthly payroll date immediately following the six-month anniversary of your Termination of Employment.

What Happens If I Die?

If you die before receiving your benefit from the Executive Savings Plan, the benefits will be paid to your designated Beneficiary in one lump sum on the semi-monthly payroll date closest to

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the sixtieth day following your death. When you are given the opportunity to participate in the Executive Savings Plan, you will receive a Beneficiary Designation form. You may designate one or more persons as the Beneficiary or Beneficiaries who will be entitled to receive the amount payable from the Executive Savings Plan upon your death. You may, from time to time, revoke or change your Beneficiary designation by filing a new designation with the Company.

The last Beneficiary designation received by the Company will be controlling. No designation, change or revocation of a Beneficiary designation will be effective unless received by the Company prior to your death. If no such Beneficiary designation is in effect at the time of your death, or if no designated Beneficiary survives you, the payment of any Executive Savings Plan benefits upon your death will be made to your surviving spouse, or if you have no surviving spouse, to your children, or if you have no children, to the legal representative of your estate. The benefits will be paid to such persons or your estate in one lump sum on the semi-monthly payroll date closest to the sixtieth day following your death.

What Else Should I Know?

Incompetent Payee

If anyone entitled to a benefit becomes legally incapacitated or is otherwise unable to manage his or her financial affairs, the Company may pay his or her benefit to someone else (such as a named Beneficiary or duly appointed representative or guardian) for the benefit of that person.

Employment Rights Not Implied

Participation in the Executive Savings Plan neither gives an employee the right to be retained in the employ of the Company, nor guarantees his or her rights or claim to any benefit except as specified in the Executive Savings Plan.

Interpretation

The Company shall have full power and authority to interpret and administer the Executive Savings Plan. The Company’s interpretation and construction of any provision or action taken under the Executive Savings Plan shall be binding and conclusive on all persons for all purposes.

Section 409A

Although the Company makes no guarantee with respect to the treatment of payments under the Executive Savings Plan and shall not be responsible in any event with regard to the Executive Savings Plan’s compliance with Section 409A (as defined below), the Plan is intended to comply with or be exempt from Section 409A of the Code and any regulations or official guidance relating thereto (collectively, “Section 409A”). Accordingly, and notwithstanding any provision of the Executive Savings Plan to the contrary, if the Executive Savings Plan should fail to comply with Section 409A, then the Company shall be empowered to take any actions necessary so as to administer the Executive Savings Plan in good faith compliance with Section 409A.

Claims Procedures

Initial Claims

If you or your Beneficiary do not receive a benefit to which you believe you are entitled, you or your Beneficiary can file a written claim with the Company. The Company will provide you or your Beneficiary with the necessary information and make all determinations as to the right of any person to a disputed benefit. Your claim will be processed within 90 days (in special circumstances, this period may be extended for an additional 90 days by written notice to you). If your claim has been denied, you will be notified in writing and such notification will include the reasons for the denial, specific references to pertinent plan provisions, and a description of any additional material or information regarding your claim.

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Disputed Claims

If you are dissatisfied with any decision on your claim, you have the right to request, in writing, a review of the decision. You also have the right to review pertinent documents and to submit issues and comments in writing. A request for review, giving the reason the decision is believed to be in error, must be made not later than 60 days after a decision on a claim is received.

All requests for review of determinations under the Executive Savings Plan should be addressed to the Company at the address specified on the first page.

Within 60 days of receipt of a request for review of the disputed claim (in special circumstances, 120 days, by written notice to you), the Company will review the claim and advise you or your Beneficiary, in writing, of its determination. The Company’s decision on appeal will be final.

You must exhaust these procedures before bringing a lawsuit with respect to your benefits.

Assignment

The right of any participant or any other person to the payment of benefits under the Executive Savings Plan shall not be assigned, transferred, pledged or otherwise encumbered.

Amendment and Termination

The Company reserves the right to amend, modify or terminate the Executive Savings Plan at any time. Any such action by the Company shall not reduce the benefits you have accrued to the date of such action or change the time or form of payment of such benefits, except as may be permitted under Section 409A.

Governing Law

To the extent not preempted by ERISA, the Executive Savings Plan shall be governed by the laws of the State of New York.

Glossary

A “qualified plan” is a funded plan that is afforded favorable tax treatment because it meets specific requirements of the Code. Qualified plans must cover a broad spectrum of employees and there are limits on benefits and contributions. Distributions from qualified plans can be rolled over into IRAs or other employer-sponsored plans. Examples of qualified plans are 401(k) plans, cash balance plans and defined benefit pension plans.

A “nonqualified plan” is an unfunded plan where the participants rely on the promise of the employer to pay benefits at a future date. Benefits are not protected from claims by a company’s creditors. Nonqualified plans are subject to different IRS coverage rules than qualified plans and there are no limits to benefits and contributions. Distributions from nonqualified plans cannot be rolled over into IRAs or other employer-sponsored plans. Examples of nonqualified plans are deferred compensation plans and excess plans.

“FICA” means Social Security and Medicare taxes.

The “Account Balance Plan” (formerly known as the Cash Balance Plan) is a qualified retirement plan maintained by Ogilvy & Mather. Its official name is the Ogilvy & Mather Account Balance Defined Benefit Pension Plan. Under the Account Balance Plan, eligible employees receive a Company contribution of 10% of their annual base salary. An employee must have five (5) years of service to have a non-forfeitable right to this benefit. Distributions cannot be made unless the employee has 20 years of service or is at least age 55.

The “401(k) Plan” is a qualified plan maintained by Ogilvy & Mather. Eligible employees can contribute from 1%–15% of their base salary (there are no Company contributions).

The “Code” means the Internal Revenue Code of 1986, as amended.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, which was established to protect the interests of retirement plan participants and their beneficiaries.

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